SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 16, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Designation and Issuance of Series A Convertible Preferred Stock
     On September 16, 2010, in connection with the payment of certain consultant and advisory fees, Navios Maritime Acquisition Corporation (the “Company”) entered a Subscription Agreement with an independent third party for the issuance of 3,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”). The terms and provisions of the Preferred Stock are governed by the Certificate of Designations, Preferences and Rights of the Company (the “Certificate of Designation”) as filed on September 16, 2010 with the Registrar of Corporations in the Republic of the Marshall Islands. The Certificate of Designation, as filed, is attached hereto as Exhibit 1.1 to this Report and is incorporated herein by reference.
     On September 17, 2010, the 3,000 shares of Preferred Stock were issued to the holder, and such Preferred Stock will only be distributed to the holder in tranches of 300 shares every six months commencing on June 30, 2011 and ending on December 31, 2015, so that such shares of Preferred Stock, and the shares of common stock underlying the Preferred Stock, will only be eligible for transfer upon distribution to the holder. The Preferred Stock can be converted at any time at a conversion price of $35.00 per share of common stock. Any shares of Preferred Stock remaining outstanding on December 31, 2015 shall automatically convert at a conversion price of $25.00 per share of common stock. The Preferred Stock does not have any voting rights.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: September 21, 2010

Exhibits

Exhibit No.	Exhibit
1.1	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010